Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Virgin Orbit Selects Redwire to Provide Digital Engineering to Support Rapid Development

JACKSONVILLE, Fla. (August 24, 2021) – Virgin Orbit has selected Redwire, a leader in mission critical space solutions and high reliability components for the next generation space economy, to provide state-of-the-art digital engineering solutions that will support multi-mission planning through systematic analysis and advanced modeling and dynamic mission simulation. This critical capability will enhance Virgin Orbit’s end-to-end responsive space service offering.

“Redwire is extremely proud to support Virgin Orbit with our state-of-the-art ACORN Digital Engineering software suite and other critical technologies,” said Peter Cannito, Chairman and CEO of Redwire. “These solutions significantly enhance their ability to rapidly design, develop and deploy space capabilities anywhere in the world.”

“We are excited about the partnership with Redwire and how combining our capabilities will build and enhance our current and future ability to serve our growing markets,” said Dan Hart, President and CEO of Virgin Orbit.

Redwire recently announced the debut of its Hyperion Operational Space Simulation Laboratory (HOSS)—a first-of-its-kind digital engineering environment that leverages the company’s full suite of digital engineering capabilities, including software- and hardware-in-the-loop configurations, to enable next generation space architectures and solutions, such as advanced artificial intelligence, machine learning and cyber technologies. HOSS enables collaboration with government and commercial partners such as Virgin Orbit to rapidly design, develop, deploy, operate and maintain mission critical space capabilities.

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About Redwire

Redwire is a leader in mission critical space solutions and high reliability components for the next generation space economy, with valuable IP for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. For more information, please visit www.redwirespace.com.

About Virgin Orbit

Virgin Orbit provides dedicated, responsive, and affordable launch services for small satellites. Virgin Orbit is developing LauncherOne, a flexible launch service for commercial and government-built satellites. LauncherOne rockets are designed and manufactured in Long Beach, California, and will be air-launched from a modified 747-400 carrier aircraft capable of operating from many locations in order to best serve each customer’s needs. Virgin Orbit’s systems are currently in an advanced stage of testing, with initial orbital launches expected soon. To learn more or to apply to join Virgin Orbit’s talented and growing team, visit virginorbit.com.

Media contacts

For Redwire

Austin Jordan

Austin.jordan@redwirespace.com

321-536-8632

For Virgin Orbit

press@virginorbit.com

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and is mailing the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus is being mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.